ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - INTERIM

DATED May 23, 2006

This Interim MD & A is intended to cover the Company’s fiscal quarter from January 1, 2006  to March 31, 2006 - and the period to May 23, 2006.  It is to be read in conjunction with the Company’s Annual Management Discussion and Analysis dated April 20, 2006, and the audited financial statements of the Company prepared to December 31, 2005.

1.

Overall Performance

Spanish Mountain, British Columbia, property

The Company has initiated a 2006 exploration programme on the Property - which is to consist of infill soil geochemical sampling and magnetometer surveying - which will be followed-up by trenching and drilling of the most favourable anomalies.  The Company has signed a diamond drilling contract and is scheduling the commencement of the drilling in the early Summer, 2006.

Michaud, Ontario property

The Company and its 50% joint venturer, Moneta Porcupine Mines Inc., have recently agreed to conduct  additional diamond drilling on the "55 Zone" - and on an adjoining property which is subject to the Area of Interest provisions of the Joint Venture Agreement dated November 26, 2004.  It is anticipated that the programme will consist of  four diamond drill holes for a total length of approximately 1,600 meters at an estimated cost of $193,600.  The Company will be responsible for 50% of the costs.

The Company has agreed with Moneta, pursuant to the Area of Interest provisions of the Joint Venture Agreement, to acquire 50% of the net 75% interest (i.e. a 37.5% interest) in three contiguous adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims the Company has paid Moneta $25,000 in cash and is committed to pay a further $25,000 on or before December 31, 2006.

Nachako area property

The Company has not yet initiated any work on the Nachako area mineral claims.

Financing

The Company has received from the issuance of equity shares since January 1, 2006 a total of $1,259,528.50 - $705,000 being from the sale of 3,000,000 Units at $0.235 per Unit - which closed in May, 2006 and $554,528.55 from the exercise of 3,273,570 previously issued share purchase warrants.  This has resulted in the Company issuing, since January 1, 2006, a total of 6,273,570 shares.  The warrants that were exercised constitute 100% of the warrants that the Company had previously issued.   The relatively low prices at which they were exercisable, and the fact that the Company’s shares traded up to $0.40 per share on the TSX Venture Exchange, resulted in all of the warrantholders exercising their warrants.

Expenses

The Company’s expenses for the quarter were marginally higher than was the average during 2005.  This was as a result of increased activities by Management - primarily in relation to shareholder relations and securing the private placement financing which closed subsequent to the end of the quarter.

2.

Results of Operations

Because the Company did not have any operations which produced sales revenues - i.e. did not have any business operations - no meaningful analysis can be done of the Company’s operations.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Mar. 31/06	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04
(a) Net sales or total revenues	$0.00	$0.00	$ 0.00	$0.00	$22,680	$0.00	$0.00	$0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	115,062 0.01	150,853 0.01	125,456 0.01	95,245 0.01	406,618 0.03	91,395 0.01	109,455 0.02	100,895 0.01
(c) Net loss - total - per share undiluted - per share diluted*	114,579 0.01	149,688 0.01	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01	111,473 0.01	104,887 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business on May 23, 2006 the Company had net working capital of approximately $1,385,000.  This represents sufficient funding for the Company to conduct some additional exploration work on the Michaud, Ontario and Spanish Mountain, British Columbia properties – but nothing of significance.  If the Company decides to undertake major exploration programmes on its properties additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 27, 2005;  and the Company’s Management Discussion and Analysis covering previous periods;  and its Short Form Offering Document dated April 29, 2005 have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for quarter ending March31, 2006 and for 2005 fiscal year:

	Quarter ending March 31/06 $	Quarter ending March 31, 2005 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other Support	- 2,500 - - - - - - 2,019 -	- 3,414 - 11,498 - - 1,513 - 604 1,681
Totals:	4,519	18,710

(B)

General and administration expenses.

Breakdown of general and administration expenses for quarter ending March 31, 2006 and for 2005 fiscal year:

	Quarter ending March 31/06 $	2005 $
Management fees Consulting Promotion and travel Advertising Office and general Filing fees Accounting Legal Investor relations Rent Insurance Transfer agent fees	34,500 19,345 16,585 12,308 11,170 5,250 4,000 2,408 3,000 2,670 2,500 1,326	34,500 400 4,789 7,038 7,259 6,095 4,300 23,139 3,550 1,280 - 2,895
Totals:	115,062	95,245

(c)

Outstanding share data:

(i)

The Company has 26,389,561 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

600,000 shares of the Company exercisable at $0.30 per share before June 3, 2007

-

565,000 shares of the Company exercisable at $0.28 per share before November 4, 2008

-

150,000 shares of the Company exercisable at $0.12 per share before May 17, 2010

-

485,000 shares of the Company exercisable at $0.12 per share before July 7, 2010

-

100,000 shares of the Company exercisable at $0.12 per share before December 5, 2010

-

100,000 shares of the Company exercisable at $0.12 per share before October 13, 2010 so that there are now options outstanding on 2,000,000 shares.